Rule 424(b)(3)
File No. 333-9809



                      HEALTH BUILDERS INTERNATIONAL, INC.

               Supplement to Prospectus dated November 26, 1996

The extended offering period expired August 25, 1997.

As of such date, funds have been deposited into escrow in excess of the minimum offering amount of $50,000 but less than the maximum offering amount of $100,000. The Company has elected not to terminate the offering at this time, but has decided to continue to offer the securities on the same terms and conditions as set forth in the prospectus, for an additional period of time until September 5, 1997, to permit receipt of additional funds. There are no other significant changes in the information set forth in the prospectus with respect to the Company or the offering.


                The date of this supplement is August 26, 1997.